UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this report on Form 6-K is a copy of the press release of Frontline Ltd. (the "Company"), dated April 25, 2013 discussing the resignation and appointment of directors.

Attached hereto as Exhibit 2 to this report on Form 6-K is a copy of a notice of a special general meeting of the shareholders held on May 8, 2013 distributed to shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 13, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRO – Resignation and appointment of Directors

Press release from Frontline Ltd., April 25, 2013

The Board of Frontline Ltd. ("Frontline" or the "Company") announces that Miss Cecile Fredriksen and Mr. Tony Curry have today resigned from their positions as Directors of the Company. Both Miss Fredriksen and Mr. Curry will continue to be Board members in other related group companies.

The Company further announces the appointment of Georgina Sousa as a Director to fill one of the vacancies on the Board. Mrs. Sousa joined the Company as Head of Corporate Administration in 2007. Mrs. Sousa is also a Director of Golar LNG Limited, Golden Ocean Group Limited and Frontline 2012 Ltd.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
April 24, 2013

This information is subject to the disclosure requirements pursuant to Section 5-12 of the  Norwegian Securities Trading Act.

EXHIBIT 2

Frontline Ltd.
Notice of Special General Meeting of the Shareholders
May 8, 2013

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of Frontline Ltd. (the "Company") will be held on May 8, 2013 at 9:30 a.m. (Bermuda time), at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda for the following purposes which are more completely set forth in the accompanying information statement and to consider and, if thought fit, passing with or without any amendments, the following resolution:

RESOLUTION: THE PROPOSED CAPITAL REORGANISATION

That, with effect from 12 p.m. (Bermuda time) on May 14, 2013 or such other time as may be determined by the Directors of the Company (the "Effective Date"):

(a)
the issued and paid-up share capital of the Company be reduced from US$194,646,255 to US$77,858,502 by cancelling the paid-up capital of the Company to the extent of US$1.50 on each of the 77,858,502 ordinary shares of par value US$2.50 in the share capital of the Company in issue as at the Effective Date so that each of the 77,858,502 shares of par value US$2.50 shall from the Effective Date have a par value of US$1.00 and be treated in all respects as one (1) fully paid up share of par value US$1.00 ("Capital Reduction");

(b)	subject to and forthwith upon the Capital Reduction taking effect, the amount of credit arising from the Capital Reduction be credited to the additional paid in capital account of the Company;

(c)
subject to and forthwith upon the Capital Reduction taking effect, each of the 47,141,498 authorised but unissued ordinary shares of the Company having a par value of US$2.50, shall be redesignated as an ordinary share having a par value of US$1.00 each;

(d)
subject to and forthwith upon the Capital Reduction taking effect, the authorised share capital of the Company, reduced to US$125,000,000 thereby, shall be restored to US$312,500,000 by the creation of 187,500,000 ordinary shares, of par value US$1.00 each; and

(e)
subject to and forthwith upon the Capital Reduction taking effect, the register of shareholders (and each branch register and sub-register) shall be amended such that the shares in issue on the Effective Date shall be recorded as having a par value of US$1.00 each.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: April 5, 2013.

Notes:

1.
The Board of Directors has fixed the close of business on March 25, 2013 as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	A Form of Proxy is enclosed for use in connection with the business set out above.
4.	The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

Information Concerning Solicitation and Voting for the Special
General Meeting of the Shareholders (the "Meeting") of Frontline Ltd. to be held on May 8, 2013

The Company's authorised share capital is US$312,500,000.00 represented by 125,000,000 shares of par value US$2.50. At March 25, 2013 the Company's issued share capital was 77,858,502 shares of US$2.50 each and at that date the closing share price of the shares on the New York Stock Exchange was US$2.14. Under Bermuda law, shares cannot be issued at below par value. In order to provide the Company with the ability to issue additional shares, the Board of Directors proposes that the shareholders approve the reorganisation of the Company's authorised share capital represented by 125,000,000 shares of par value US$2.50 each into 312,500,000 shares of par value US$1.00 each (the "Reorganisation"). It is, therefore, proposed that the issued and paid-up share capital of the Company be reduced from US$194,646,255 to US$77,858,502 by cancelling the paid-up capital of the Company to the extent of US$1.50 on each of the issued shares of par value US$2.50 (the "Capital Reduction").

As part of the proposed Reorganisation, and consequent change to the par value of the Company's issued shares, it will also be necessary to change the par value of the authorised but unissued shares. Therefore, subject to and forthwith upon the Capital Reduction taking effect, there will also be a redesignation of all the 47,141,498 authorised but unissued ordinary shares of the Company having a par value of US$2.50 each in the Company to 47,141,498 shares of US$1.00 each.

The final part of the Reorganisation is to increase the authorised share capital of the Company, reduced to US$125,000,000 by the Capital Reduction, by the creation of 187,500,000 ordinary shares of par value US$1.00 each, so that the authorised share capital of the Company is restored and going forward shall continue to be US$312,500,000.

Subject to shareholder approval, the Board of Directors has set the date for the effectiveness of the Capital Reduction and Reorganisation as May 14, 2013. If the Capital Reduction is approved, the par value of each share in issue on the effective date will be reduced to US$1.00 and the Company's share registers will be amended to reflect this change.

Upon the proposed Capital Reduction becoming effective, there will be no change in the number of issued and paid-up shares held by, or the percentage level of shareholding of each shareholder of the Company ("Shareholder"). The shares of par value US$1.00 each will rank pari passu in all respects with each other. Other than the expenses incurred in relation to the proposed Capital Reduction, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company.

The Company's shares are fully paid and consequently the proposed Capital Reduction will not involve the diminution of any liability in respect of unpaid share capital. It will also not result in a return of any share capital or other assets to Shareholders. The amount of credit arising from the proposed Capital Reduction will be transferred to the additional paid in capital account of the Company.